                                                                    EXHIBIT 99.3








                                   OLICOM A/S
                             -----------------------

                          Kongevejen 239, DK-2830 Virum
                  --------------------------------------------

                               CVR No. 76 80 00 14



                                  ANNUAL REPORT
                           ---------------------------

                          Year ended December 31, 2002
                               18th financial year

TABLE OF CONTENTS

                                                                                                        Page


STATEMENTS................................................................................                 2
Management Statement......................................................................                 2
Independent Auditors' Report..............................................................                 3

MANAGEMENT REPORT.........................................................................                 4
General Information.......................................................................                 4
Board of Directors and Executive Management...............................................                 5
Business Concept and Goals................................................................                 6
Highlights of the Year....................................................................                 6
Group Structure...........................................................................                 7
Selected Financial Data...................................................................                 8
The Directors' Report.....................................................................              9-13
Shareholder Data..........................................................................             14-15
Financial Discussion......................................................................             16-17

GROUP AND PARENT COMPANY FINANCIAL STATEMENTS -
JANUARY 1 - DECEMBER 31...................................................................                18
Accounting Policies.......................................................................             18-23
Statement of Income - the Group...........................................................                24
Balance Sheet - the Group.................................................................             25-26
Statement of Equity - the Group...........................................................                27
Statement of Cash Flow - the Group........................................................                28
Notes - the Group.........................................................................             29-34
Statement of Income - the Parent Company..................................................                35
Balance Sheet - the Parent Company........................................................             36-37
Statement of Equity - the Parent Company..................................................             38-39
Notes - the Parent Company................................................................             40-47

MANAGEMENT STATEMENT

The Board of Directors and the Executive Management have today presented the Annual Report 2002 for Olicom A/S.

The Annual Report has been prepared in accordance with the Danish Company Accounts Act, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange. We consider the accounting policies applied to be adequate and the financial estimates to be proper just as the Annual Report in our opinion includes the information relevant in order to evaluate the Group's and the Parent Company's financial position. We thus have the opinion that the Annual Report gives a true and fair view of the Group's and the Parent Company's activities for financial year 2002.

The Annual Report is submitted for adoption by the Annual General Meeting.


Virum, February 7, 2003


Executive Management:



Boje Rinhart
President, CEO



Virum, February 7, 2003


Board of Directors:



Lars Eskesen               Ralf Egede Andersen
Chairman.                  Deputy Chairman



Eric Korre Horten          Torben Jacobsen



Adopted at the Annual General Meeting, April 10, 2003



Chairman of the Meeting

INDEPENDENT AUDITORS' REPORT


FOR THE SHAREHOLDERS OF OLICOM A/S



We have audited the Annual Report for Olicom A/S for the financial year January 1 - December 31, 2002.

The Company's Executive Management is responsible for the Annual Report. It is our responsibility to arrive at a conclusion about the Annual Report based on our audit.

THE AUDIT

We have conducted our audit in accordance with the Danish auditing standards. These standards require that we plan and conduct our audit with a view to obtaining a high degree of assurance that the Annual Report is free from material misstatements. Our audit includes a spot check investigation of information that supports the amounts and disclosures in the Annual Report. The audit further includes our assessment of the accounting policies applied by the Management and the material estimates made by the Management. In addition, we have evaluated the overall adequacy of the presentation in the Annual Report. It is our opinion that our audit forms an adequate basis for us to render a conclusion.

Our audit has not resulted in any qualifications.

CONCLUSION

In our opinion the Annual Report has been presented in accordance with the Danish Company Accounts Act and the Danish accounting standards and presents fairly the Group's and the Parent Company's assets, liabilities and financial position as at December 31, 2002 and the result of the Group's and the Parent Company's activities and the Group's cash flow for the financial year January 1 to December 31, 2002.



Copenhagen, February 7, 2003

ERNST & YOUNG                                              KPMG C. JESPERSEN
Statsautoriseret Revisionsaktieselskab



-------------------        -------------------           ------------------           ------------------
Peter Hertz                Soren Strom                   Sven Carlsen                 Soren P. Krejler
  State Authorized Public Accountants                         State Authorized Public Accountants

GENERAL INFORMATION


NAME, ADDRESS AND DATE OF INCORPORATION
Olicom A/S
Kongevejen 239
DK-2830 Virum

Phone: +45 45 27 00 00
Fax: +45 45 27 00 01
Home page: www.olicom.com
E-mail: info@olicom.com

Olicom A/S was incorporated on December 12, 1984.

REGISTERED OFFICE

Olicom A/S's registered office is located in the municipality of Soelleroed.

REGISTRATION

Olicom A/S is registered with the Danish Commerce and Companies Agency under CVR No. 76 80 00 14.

FINANCIAL YEAR

Olicom A/S's financial year is the calendar year.

INDEPENDENT PUBLIC AUDITORS

Ernst & Young
Statsautoriseret Revisionsaktieselskab
Tagensvej 86
DK-2200 Copenhagen N

KPMG C. Jespersen
Borups Alle 177
P.O. Box 250
DK-2000 Frederiksberg

BANKERS

Nordea Bank Danmark A/S
Niels Hemmingsens Gade 24
DK-1001 Copenhagen K

ANNUAL GENERAL MEETING

Olicom's Annual General Meeting will be held at the Radisson SAS Hotel Scandinavia, Copenhagen, Denmark, on Thursday, April 10, 2003 at 3.00 p.m.

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT

BOARD OF DIRECTORS:

Lars Eskesen, Chairman
Chairman of the Board of Directors of Symbion Capital I A/S and member of the Board of Directors of A/S Dansk Erhvervsinvestering af 3/9 1983, Nordea Invest Fund Management A/S and S Reg. A/S.

Ralf Egede Andersen, Deputy Chairman

Chairman of the Board of Directors of Advoforum A/S and CAPTO A/S and member of the Board of Directors of Tpack A/S and IT Practice A/S.

Eric Korre Horten, Attorney

Chairman of the Board of Directors of Sense A/S and member of the Board of Directors of Neohorm A/S, PLH Arkitekter A/S, Candor Kemiske A/S,
Ejendomsaktieselskabet Grundstenen, IOB Holdings A/S, Leonhard Research A/S, Hymite A/S, Chempaq A/S and Wapmore A/S.

Torben Jacobsen, Managing Director, CEO

Managing Director of Ibsen Photonics A/S, Chairman of the Board of Directors of Hymite A/S and Photonics Management A/S and member of the Board of Directors of Ferroperm Optics A/S and Innkomplementar A/S.


EXECUTIVE MANAGEMENT:

Boje Rinhart, President and Chief Executive Officer Member of the Board of Directors of Comlog A/S and Sifira A/S.

BUSINESS CONCEPT AND GOALS

BUSINESS CONCEPT

The Olicom Group's ("the Company" or "the Group") business concept is to take an active part in the development of new products and services based on innovative technology within information and communication technology. The investment openings are identified through the Company's own research as well as through cooperation with newly established companies, which are offered seed and venture financing and access to the Company's established business network and infrastructure.

LONG-TERM GOALS

The Company's general goal is to increase the Company's market value through creative development of the portfolio companies and subsequent divestment of these. The time frame for the Company's investments is 3 to 5 years.


HIGHLIGHTS OF THE YEAR

OPERATIONS

o For 2002, the Company's net result was a loss of tDKK 18,236, which is in accordance with the previously announced expectations for 2002 at the time of presenting the Annual Report for 2001 and the quarterly and half-yearly statements in 2002.

o The result of primary operations was a loss of tDKK 39,523, of which write-down of investments in portfolio companies amounted to tDKK 22,790.

o The result of discontinued companies was a profit of tDKK 15,025, which primarily relates to the termination of leaseholds with lower costs than originally anticipated and the refund of customs duty.

INVESTMENTS

In 2002, the Company has made two new investments in Danacell A/S and Tpack A/S respectively. In addition thereto, the Company has primarily concentrated on further development of the existing portfolio companies.

Due to unfavorable market conditions it was decided during the year to exit the investments in the portfolio companies Transynergy A/S, Vizion Factory e-learning A/S, GoPinocchio ApS and Mobite A/S.

DEVELOPMENTS IN 2003

Since the end of the financial year, no material matters have occurred with respect to the Company.

GROUP STRUCTURE

The Olicom Group's legal structure is outlined below.


                                     (CHART)



All of the Group's foreign affiliated companies, except Olicom Inc., are being wound-up with a view to liquidation. Olicom Trading A/S and Olicom Ventures A/S were merged into Olicom A/S effective as of January 1, 2002.

SELECTED FINANCIAL DATA

During 2000, the Company's business activities underwent significant change. According to the requirements of the Danish Company Accounts Act of 2001 comparison figures for 1998 to 2001 have been included, but as a consequence of the change in activity, the figures for 1998 and 1999 are comparable with subsequent years only to a limited extent.

KEY FIGURES (IN tDKK EXCEPT PER SHARE AMOUNTS):

                                      1998         1999         2000         2001         2002

CONSOLIDATED STATEMENT OF INCOME
Valuation adjustments of
  portfolio companies                     --           --       (2,609)     (27,739)     (22,790)
Administrative expenses                   --           --       24,569       17,249       16,733
INCOME (LOSS) FROM
  PRIMARY OPERATIONS                      --           --      (27,178)     (44,988)     (39,523)
Other operating income                    --           --          175          810          593
Other operating expenses                  --           --          198          796          598
Foreign currency gains
  and losses                              --           --       20,132          101         (113)
Other financial items, etc                --           --        5,817        6,820        6,380
INCOME (LOSS) BEFORE
  INCOME TAX                              --           --       (1,252)     (38,053)     (33,261)
Income tax of net income                  --           --            0            0            0
Income of discontinued
  business operations               (123,798)    (539,411)      82,735       42,972       15,025
NET INCOME (LOSS)                   (123,798)    (539,411)      81,483        4,919      (18,236)

BALANCE SHEET DATA
Working capital                      490,454      164,490      221,204      181,410      116,902
Total assets                         958,272      372,162      308,271      286,898      248,718
Total shareholders' equity
  at year-end                        662,186      168,632      243,100      244,347      227,034

KEY FIGURES
Book value per share
  at year-end                          37.07         9.44        13.96        14.27        13.40
Share price at year-end (DKK)          36.30         6.17        10.96         8.67         4.98
Return on equity (%)                   (16.6)       129.9         39.6          2.0         (7.7)
Earnings (loss) Per Share              (6.92)      (30.20)         4.6         0.28        (1.07)
Weighted average shares
  outstanding                         17,892       17,864       17,726       17,294       17,035
Number of employees
  at year-end                            728           60           10           10           10


The key figures for 2000 to 2001 have been adjusted to comply with the applied accounting policies for 2002. The key figures have been prepared in accordance with the Association of Danish Financial Analysts' "Recommendations and Key Figures 1997". Reference is made to definitions and terms in applied accounting policies.

THE DIRECTORS' REPORT

OLICOM A/S IN 2002

Since May, 2000, the Company has carried on venture capital business with a view to creating value through the development of new products and services based on innovative technology within information and communication technology.

In addition to its listing on the Copenhagen Stock Exchange, Olicom's common shares are quoted on the NASD's other OTC. The Company is actively working to deregister the Company's shares in the U.S.

In accordance with its new strategy, the Company made 5 investments in 2000, an additional 6 investments were made in 2001, while 2 investments were made in 2002. One investment was exited at a loss in 2001, while four investments were wound up at a loss in 2002.

INVESTMENT IN PORTFOLIO COMPANIES

At year-end, the Company's portfolio consisted of investments in 8 companies.

Sifira A/S

Sifira has developed a number of so-called messaging products reaching from a simple web-based answering machine with optional extra functionalities to advanced solutions for small and medium-sized companies. The products are sold in Scandinavia and Germany on a service or license basis to mobile and fixed wire operators and service providers. Sifira's solutions have been met with great interest, and contracts have so far been signed with 5 companies. At year-end, the Company had invested DKK 18.0 million in Sifira and owned 57.2% of the company. Sifira has 20 employees.

Interactive Television Entertainment ApS

Interactive Television Entertainment ApS ("ITE") is especially known for its Hugo game character, which today is present in more than 30 geographical markets. The company's main activity is the publishing of games for PC, Sony Playstation and Nintendo Gameboy. In certain markets the sale of games is supported by ITE's interactive TV concept. ITE is one of very few companies in Scandinavia, which possess the know-how and technology necessary for developing multi-platform games, and ITE has capitalized on this advantage by developing games for the new generation of mobile phones in cooperation with leading producers of mobile phones. The Company has invested DKK 22.2 million in ITE and owns 100% of the company. ITE has 50 employees.

Hymite A/S

Hymite develops technology for automated manufacturing of optical modules and products for sealing such modules deployed within the optical tele and data communications market. Hymite's concept for multifunctional optical modules should provide substantial cost savings compared to existing state-of-the-art technologies, where components are separately deployed. Hymite has several patents pending on the basis of its technology. Hymite has in 2002 signed a number of cooperation agreements with other companies within the optical industry and has also entered into its first commercial contract with one of the leading companies within the industry. The Company has invested DKK 13.0 million in Hymite. The investment is syndicated with an international group of investors. The Company owns 19.3% of the company. At its offices in Lyngby and Berlin, Hymite has 26 employees in total.

LH Comlog A/S

Comlog is a mobile data technology company, which develops and markets fleet management systems for the transportation industry. Comlog has developed a range of mobile data terminals based on GSM mobile data technology and GPS - the satelite based global positioning system. The GSM technology enables terminals to send and receive data in most of the world, and the GPS system enables the terminals to determine their geographical position accurate to a few meters. In 2002, the company completed a web based solution, now sold on a license and service basis. At the same time, the company has initiated the marketing of its products on the large German market, and the first deliveries have already been initialized. The Company's investment in Comlog, which was made in cooperation with a Danish investor, amounts to DKK 12.5 million and the Company owns 22.5% of Comlog. Comlog has 32 employees.

Scalado AB

Scalado, which is located in Lund, Sweden, has developed solutions and applied for three patents for rendering and transferring digital image information independent of communication technology. Scalado's ImageZoom software, which was introduced in October, 2002, minimizes the amount of data sent from a web server when a visitor views an image and provides unique zooming functionality. Both image presentations on the Internet and within the emerging market for mobile data communication will benefit from the minimization of required bandwidth. In addition to the ImageZoom product, Scalado offers, on an OEM basis, adapted solutions for producers of digital photo and video cameras. The Company has invested DKK 16.3 million in Scalado and owns 37.3% of the company. The investment was made in cooperation with a Swedish investor. Scalado has 21 employees.

Decuma AB

Decuma, which is also located in Lund, Sweden, develops and markets handwriting recognition software for handheld devices like mobile phones, PDAs, PC Tablets and digital pens. Decuma's products are sold on an OEM basis to producers of such handheld devices. Decuma's patented Geometrical Invariant Technology (GIT) adds several advantages compared to traditional methods for handwriting recognition, including higher precision in recognizing characters and recognition of rotated, angled and shaky writing. In 2002, Decuma was granted the European IST Grand Prize of Euro 200,000 due to its unique technology. The Company has invested DKK 9.8 million in Decuma and owns 14.1% of the company. The investment has been made in cooperation with Swedish investors. Decuma has 21 employees.

Danacell A/S

Danacell has developed and patented a new type of polymer membrane electrolyte for use in rechargeable lithium polymer and lithium ion batteries. The advantages of the membrane are expected to be a substantially increased energy density as well as a substantially increased peak current. Danacell's immediate plan is to complete development of the lithium polymer technology and license it to battery manufacturers. It is expected that the underlying principles for Danacell's patented polymer technology can be used to develop polymers that increase the efficiency of fuel cells. The Company has invested DKK 1.2 million in Danacell and owns 16.7% of the company. Danacell has 1 employee.

Tpack A/S

Tpack develops technology and products, which enable suppliers of optical SONET/SDH transmission systems to upgrade their products to support new intelligent data services based on IP and Ethernet like VPN (Virtual Private Network), dynamic adjustment of bandwidth and QoS (Quality of Service). Tpack's solutions aim at teleoperators, who seek new ways to increase their revenue and who wish to reduce their operating expenses without making significant new investments. Tpack enables operators to expand their existing network with new data services for IP, VPN and Ethernet at the same time as the utilization of bandwidth is improved. Tpack has already signed its first major development contract. The Company has invested DKK 8.5 million in Tpack and owns 21.3%. The investment was made in cooperation with an international group of investors. Tpack has 23 employees.

DISCONTINUED INVESTMENTS

Due to strongly adverse market conditions and subsequent increased funding need, it was decided during 2002 to wind up the investments in four portfolio companies through bankruptcy. The discontinued investments are Vizion Factory e-learning A/S, Transynergy A/S, which had developed a software platform primarily for Business-to-Employee solutions on handheld computers, GoPinocchio ApS, which offered systems integration within mobile data solutions and Mobite A/S, which offered solutions for management of capacity and resources for large companies within the service industry. The Company's total loss in connection with these investments in 2002 amounts to DKK 19.3 million.

DIVESTED AND DISCONTINUED BUSINESS OPERATIONS

During the last half of 1999, the Company sold its main activities in three transactions with Madge, Intel and Motorola, respectively. In 2002, the Company continued to fulfill the obligations, which the Company assumed in connection with transactions implemented in 1999, signed transfer agreements as well as other agreements relating to discontinued business operations. The Company's restructuring has generally been completed with lower costs than expected when the Company announced its 2001 full-year result.

Accordingly, part of the provisions with respect to the 1999 transactions and subsequent restructuring has been reversed.

Some activities in connection with the restructuring are still outstanding. These are primarily relating to the final winding up of foreign subsidiaries and leases and unsettled employee matters. The Company has accrued provisions to cover the currently expected costs in this regard.

The Company's discontinued production of equipment used in local area networks was undertaken by contract manufacturers in Thailand, from where the equipment was exported to Denmark. For this import, the Company paid customs duty in accordance with the rating specified by the Danish customs authorities. In 2001, the EU Court of Justice rendered a judgment that directed that a lower rate of customs duty be utilized with respect to the importation of the above-mentioned equipment than the one applied by the Company from 1996 to 1999. In this connection, the Company made a demand for a refund of excess customs duties paid from 1996 to 1999. On the basis of the available information from the customs authorities, the Company has recorded DKK 29 million as income in the Financial Statements for 2001, representing the expected refund with the addition of interest till year-end. As the final settlement of the accepted part of the Company's demand was higher than estimated, a further amount of DKK
5.9 million has been recorded as income in 2002

RESULTS

For 2002, the Company's net result was a loss of DKK 18.2 million, which is in line with the announced expectations.

QUOTATION IN THE US

The Company's shares are predominantly traded on the Copenhagen Stock Exchange and the Company has therefore evaluated that the substantial current expenses in connection with the quotation of the Company's shares in the US are no longer reasonable. Deregistration of the Company's shares in the US (which would result in such shares generally ceasing to be quoted in the US) can take place when the number of shareholders in the US is 299 or less. The Company has thus during the year bought 187,978 treasury shares in the US with the purpose of reducing the number of shareholders in the US. However, as the number of shareholders in the US is still above 299, deregistration has not yet been effected. In 2003, the Company will continue its efforts to obtain the deregistration.

CORPORATE GOVERNANCE

The Board of the Company has considered the recommendations for Corporate Governance issued by the Norby Committee in November, 2001. The Company follows the relevant recommendations with only a few exceptions. Among these exceptions is the issue of remuneration of board members through stock options. The Board of the Company believes that remuneration through stock options is consistent with the shareholders' interests and in line with the tradition for incentive remuneration within the venture capital business.

KNOW-HOW

It is the Company's mission to provide extensive hands-on support and to offer the portfolio companies an experienced management team with background from the high-tech sector. This makes heavy demands on the Company's management and other employees to keep up with the news within the information and communication technology.

At the same time, the support needed by each portfolio company is individual, for which reason the employee's personal knowledge plays a decisive part.

DEVELOPMENTS IN 2003

Since the end of the financial year, no material matters have occurred with respect to the Company.

EXPECTATIONS FOR 2003

In 2003, the Company will concentrate on further development of the existing portfolio companies. Until the Company's cash position has been strengthened as a consequence of successful exits, investments in new portfolio companies will only be made when particularly favorable opportunities are offered. With a view to better exploit the Company's management capabilities, the Company will look into the possibilities to further develop the cooperation with other venture capital companies as well as with institutional investors. Follow-up investments in the existing portfolio companies are expected to be in the range of DKK 30 million.

EXPECTATIONS FOR 2003 (CONTINUED)

With few exceptions the Company's existing portfolio companies have completed the initial product development phase and have initiated marketing and sale of products and services. In general, this task is impacted by unfavorable market conditions, and therefore, it cannot be precluded that write-offs of further portfolio investments can become necessary. As to the possibility of exits from portfolio investments, these are also negatively influenced by the prevailing market conditions. The Company believes that two of the portfolio investments are ready for exiting, and the Company has initiated the identification of potential buyers. During 2003, additional portfolio investments are expected to become ready for exiting. Whether such exits can be carried through is uncertain, for which reason the Company's expected result for 2003 does not include possible profits from exits. Assuming that it will not be necessary to write off portfolio investments or to substantially write down the value hereof during 2003, the Company expects a negative result for 2003 in the range of DKK 20 million.

DIVIDENDS

It is proposed that no dividends are paid for 2002.

SHAREHOLDER DATA

SHARE CAPITAL

The Company's share capital amounts to DKK 4.3 million distributed on 17,357,295 shares of DKK 0.25.

SHAREHOLDERS

As at December 31, 2002, the Company had approximately 15,000 shareholders, the major part of them being registered shareholders.

Shareholders, pursuant to Section 28a of the Danish Companies Act: The Ocean Fund, Heemmstede, the Netherlands, 9.3%.

FINANCIAL CALENDAR

Annual Report 2002:                                             March 13, 2003

Annual General Meeting:                                         April 10, 2003

First Quarter 2003 Results:                                     April 23, 2003

Interim Report - six months - 2003:                            August 21, 2003

Third Quarter 2003 Results:                                   October 22, 2003


DIVIDENDS

It is proposed that no dividends are paid for 2002.

TREASURY SHARES

At year-end, the Company held a total of 418,969 treasury shares corresponding to 2.4% of the share capital. The shares were purchased at tDKK 9,534.

From time to time within a period if 18 months after March 21, 2002, being the date of the Annual General Meeting, the Company is authorized to acquire up to 10% of the Company's treasury shares at the price current at the time +/- 10%.

Treasury shares are acquired with a view to including them in the established incentive program for the Company's Board of Directors, Executive Management and employees.

EMPLOYEES AND INCENTIVE PROGRAMS

The total staff including the president consists of 10 persons of which 1 is employed in the US.

In 2002, the Company's employees were granted options entitling them to acquire 100,000 shares at a price of DKK 9.95. The options may be utilized from April 1, 2003 to March 31, 2006 by 25% p.a. The options lapse should they not be utilized before March 31, 2007.

In 2002, the members of the Board of Directors were granted options entitling them to acquire 500,000 shares at a price of DKK 8.95. The price is increased by 15% p.a. from March 21, 2002 until the time of utilization. The first 50% of the options may be utilized on or after March 21, 2003 and the remaining 50% may be utilized on or after March 21, 2004, as the options lapse on March 21, 2007.

The activities in connection with the Company's share options can be specified as follows:

                               OUTSTANDING            FINALLY            AVERAGE
                                NUMBER OF             ACQUIRED        AGREED PRICE
                                 OPTIONS              OPTIONS             (DKK)

As at December 31, 2000 ....      2,376,625           2,163,969              63.62
Allocated ..................        130,000                                  12.94
Utilized ...................              0
Cancelled ..................       (307,500)                                 70.20
                               ------------                           ------------

As at December 31, 2001 ....      2,199,125           1,915,250              62.99
                               ============         ===========       ============

Allocated ..................        600,000                                   8.95
Utilized ...................              0
Cancelled ..................       (614,725)                                 58.15
                               ------------                           ------------

As at December 31, 2002 ....      2,184,400           1,381,125              39.79
                               ============         ===========       ============


Of the 2,184,400 outstanding options as at December 31, 2002, 1,550,000 options have been granted to the Board of Directors, 350,000 have been granted to the Executive Management, 241,400 have been granted to top employees and 43,000 have been granted to other employees.

FINANCIAL DISCUSSION

The Annual Report for 2002 has been prepared in accordance with the Danish Company Accounts Act for class D companies, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange.

Commencing with financial year 2002, Olicom changed its accounting policy regarding the valuation of investments in portfolio companies. Prior to financial year 2002, such investments were accounted for by the equity method of accounting at the pro rata share of investee equity, with the addition of goodwill and the deduction of amortization of goodwill.

Commencing with financial year 2002, the valuation of investments in portfolio companies will be made on the basis of the estimated market value of investments, measured as the cost of investment, as adjusted by subsequent write-ups and write-downs. A write-down of value will be made in cases where the development of the portfolio company has not been as expected and the change in expectation is not considered to be temporary. A write-up of an investment in a portfolio company will be made where the development of the portfolio company exceeds expectations and where the change is not considered to be temporary.

The decision to change the Company's accounting policy has been made in order to better present a fair view of the Company's assets, its financial position and results. The change also facilitates comparison between the Company's financial statements and those of other Danish and international venture capital companies, as the Company's accounting policy will be more consistent with generally applied accounting principles utilized by such companies.

To facilitate comparison, the Company's comparative figures have been adjusted in accordance with the new accounting policy.

The change of the Company's accounting policy implies that the result for the year is positively influenced by DKK 51 million, and that the shareholders' equity as at December 31, 2002 is increased by DKK 67 million and would thus have amounted to tDKK 176,452. Reference is made to the section "Accounting Policies" of the Annual Report.


CONSOLIDATED STATEMENT OF INCOME

RESULT FROM PRIMARY OPERATIONS

The result of the Company's primary operations was a loss of DKK 40 million. Of this, valuation adjustments of portfolio companies amounted to a loss of DKK 23 million, which includes the Company's loss in connection with the write-off of portfolio companies as well as write-downs.

In 2002 and 2001, the Company's administrative expenses amounted to DKK 17 million.

FINANCIAL ITEMS

In 2002, the Group had a financial net income amounting to DKK 6 million compared to DKK 7 million the year before.

In 2002, the Group had a net loss of DKK 0.1 million relating to foreign currency contracts and exchange rate adjustments of monetary assets in US dollars.

INCOME TAXES

The result for 2002 is not taxable.

RESULT OF DISCONTINUED ACTIVITIES

The Group had a profit of DKK 15 million relating to discontinued activities. This is generally due to the fact that the restructuring activities have been completed with lower costs than expected. Items worth mentioning are the refund of customs duty, where the Company in 2002 received DKK 5.9 million more than expected when the Company announced its 2001 full-year result as well as termination of lease commitments with lower costs than estimated.

RESULT FOR THE YEAR

For 2002, the Company's net result was a loss of DKK 18.2 million compared to the previously announced expectation of a loss of approximately DKK 20 million. This positive deviation is primarily due to reversal of previous provisions for leaseholds, which have been terminated with a better result than expected.


BALANCE SHEET

FINANCIAL FIXED ASSETS

Investments in portfolio companies have increased to DKK 98 million due to two new investments in Danacell A/S and Tpack A/S, respectively, as well as additional investments in existing portfolio companies. Outstanding amounts with portfolio companies has increased to DKK 10 million due to a subordinated loan to an existing portfolio company.

CASH AND CASH EQUIVALENTS

At the end of 2002, cash and cash equivalents amounted to DKK 95 million corresponding to 38% of the total assets.

CASH FLOW

The Group's total cash position by the end of the year amounted to DKK 95 million. Olicom had a cash flow of DKK 3 million from operating activities, including discontinued operations. Investments in portfolio companies amounted to DKK 53 million.

In 2002, the Company spent DKK 1.6 million for the purchase of treasury shares.

SHAREHOLDERS' EQUITY

Shareholders' equity at year-end was DKK 227 million corresponding to 91% of the total assets of DKK 248 million. At year-end 2001, the shareholders' equity was DKK 244 million.

TREASURY SHARES

In 2002, the Company acquired an additional 218,958 treasury shares (1.3%), nominal value tDKK 54.7 at a total cost of DKK 1.6 million.

ACCOUNTING POLICIES


The Annual Report for 2002 has been prepared in accordance with the Danish Company Accounts Act for class D companies, the Danish Accounts Instructions and the guidelines for public companies established by the Copenhagen Stock Exchange.

CHANGE OF APPLIED ACCOUNTING POLICY

From financial year 2002, as mentioned in the Management Report and the Financial Discussion, the Company has changed its accounting policy concerning revaluation of investments in portfolio companies. So far, investments in portfolio companies have been valued according to the equity method of accounting to the pro rata share of investee equity, with addition of goodwill and deduction of amortization of goodwill. Commencing with fiscal year 2002, the valuation of investments in portfolio companies will be made based on the estimated market value of the investment, measured as the cost of investment, and adjusted by subsequent write-ups and write-downs.

For comparison reasons, the Annual Report for 2001 has been revised according to the new accounting policy. The revised Annual Report shows a shareholders' equity at year-end 2001 of DKK 244.3 million, which is DKK 16.3 million more than reported in the submitted Annual Report for 2001.

Except from the above field, the Annual Report has been prepared according to the same accounting policy as last year. The new Danish Companies Accounts Act has not resulted in any change of accounting policy.

RECOGNITION AND MEASURING IN GENERAL

Assets are included in the balance when it is likely to be expected that future financial advantages will accrue to the Group, and the value of the asset can be faithfully measured.

Liabilities are included in the balance when they are likely to be expected and can be faithfully measured.

At first the assets and liabilities are taken into account at cost price. Assets and liabilities are subsequently measured as described below under each item.

Certain financial assets and liabilities will be measured at amortized cost price, and an effective rate of interest is taken into account in the term. Amortized cost price is measured at the original cost price with deduction of any repayments and additions/deductions of the accumulated amortization of the difference between cost price and nominal amount.

When measuring, losses, gains and risks resulting before submission of the Annual Report are taken into account if they confirm or fail to confirm conditions that existed at the balance sheet date.

Income is recognized in the statement of income as it is realized, including valuation adjustments of finansial assets and liabilities, which are measured at the estimated market value or the amortized cost price. Furthermore, expenses, which have been paid to obtain the year earnings including depreciations, write-downs, provisions for reserves and reversed entries as the result of change in the accounting estimate, which have previously been included in the statement of income, are taken into account.

CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements include the parent company Olicom A/S and affiliated companies, of which Olicom A/S directly or indirectly holds more than 50% of the voting power. However, consolidation of portfolio investments is not made, even if the owner's share exceeds 50%.

When consolidating, elimination of intercompany income and expenses, shareholdings and intercompany balances between the consolidated companies are made.

Investments in affiliated companies are balanced with the parent company's share of the affiliated companies' book value at the time of establishment of the group structure (the past equity method).

FOREIGN CURRENCY TRANSLATION

Transactions in foreign currencies are converted into Danish kroner according to the exchange rate on the date of the transaction. Currency gains and losses are included in the statement of income under financial income and losses.

Receivables, liabilities and other monetary items in foreign currencies are converted into Danish kroner according to the exchange rate on the date of the transaction.

The difference between the exchange rate at year-end and the exchange rate on the day of transaction or last year-end is included in the statement of income under financial income and losses.

In connection with the foreign affiliated companies, which are legal entities, the statement of income is converted into Danish kroner according to the average exchange rate for the month and the balance sheets are converted according to closing rates. An exchange rate adjustment of the foreign affiliated companies' shareholders' equity at the beginning of the year and an exchange rate adjustment of the statement of income from the exchange rate on the transaction date to the exchange rate at year-end are made over the shareholders' equity.

Exchange rate adjustments of intercompany accounts with foreign affiliated companies, which are considered part of the total investment in the affiliated company, are made over the shareholders' equity.

STATEMENT OF INCOME

REVALUATION OF PORTFOLIO COMPANIES

Revaluation of portfolio companies includes write-ups and write-downs of the portfolio companies' market value and recorded gains/losses on disinvestments.

INCOME FROM INVESTMENTS IN AFFILIATED COMPANIES

Income before tax in affiliated companies includes the pro rata share of the income before tax in affiliated companies. The pro rata share of income tax in affiliated companies is included in the item "income tax".

ADMINISTRATIVE EXPENSES

Included in administrative expenses are expenses incurred during the year in connection with management and administration of the Group, including expenses in connection with the office staff, the management, premises and office costs and depreciation.

OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses include secondary items compared to the Company's primary activities.

FINANCIAL INCOME AND EXPENSES

Financial income and expenses include interest, losses and gains from exchange rate adjustments and amortization of financial assets.

INCOME FROM SALE OF ACTIVITIES

Income from sale of company activities has been recognized as income reduced by expenses related to the transactions.

INCOME TAXES

The Company accounts for income taxes by the liability method.


BALANCE SHEET DATA

TANGIBLE FIXED ASSETS/DEPRECIATION

Fixed assets are carried at cost less accumulated depreciation. Depreciation is charged on a straight-line basis to costs and expenses over the expected useful lives of the assets.

Equipment etc. is depreciated over the expected useful life. Leasehold improvements are amortized over the shorter of their estimated lives or non-cancelable term of the lease.

Assets with purchase/cost prices less than DKK 10,100 per unit are charged in the acquisition year.

Tangible assets are written down to the recovery cost if this is lower than the amortized value. Annual write-down tests of each asset and group of assets are made.

Losses and gains from sale of tangible assets are calculated as the difference between the sales price with deduction of sales costs and the book value at the time of the sale. Losses or gains are included in the statement of income under administrative expenses.

INVESTMENT IN AFFILIATED COMPANIES

The Company's investments in affiliated companies are accounted for by the equity method of accounting at the pro rata share of the companies' equities.

Affiliated companies with negative equity are valued at DKK zero and any receivables from these companies are adjusted by the Company's pro rata share of the negative equity to the extent that such receivables are considered non-collectible.

If the negative equity exceeds the receivables, the remaining amount is accrued if the Company has a legal or de facto obligation to cover the affiliated company's negative equity.

Net appreciation of investments in affiliated companies is booked to the reserve for net appreciation as part of the equity in accordance with the equity method to the extent that the book value exceeds the cost of the investment.

INVESTMENTS IN PORTFOLIO COMPANIES

The Company's investments in portfolio companies are measured at the estimated market value, measured as the cost of investment, and adjusted by subsequent write-downs and write-ups.

Write-downs are made in cases where the development in the portfolio company has not been as expected, and the change in expectation is not considered to be temporary.

Write-ups are made in cases where the development of the portfolio company exceeds expectations and the change is not considered to be temporary.

Write-downs and write-ups are recognized in the statement of income. Write-ups, deducted by the deferred tax assets, are transferred to nondistributable reserves under the equity through distribution of profits.

SUBORDINATED LOAN

Subordinated loans are measured at cost price. The value is continuously estimated and a write-down is made if necessary in order to avoid loss.

RECEIVABLES

Receivables are measured at amortized cost price. Write-downs are made to meet expected losses.

PREPAID EXPENSES

Prepaid expenses under assets include expenses regarding the subsequent financial year.

INCOME TAX AND DEFERRED TAX

Actual tax liabilities and actual tax assets are included in the balance sheet as calculated income tax, adjusted by income tax from prior years' income corrected for paid tax on account.

Deferred tax is measured according to the liability method of all temporary differences between receivables and the valuation of assets and liabilities for tax purposes. However, deferred tax of temporary differences between non-taxable goodwill entitled to depreciation, block of offices and other items where temporary differences - apart from buyouts - have occurred at the time of acquisition without affecting the income or the taxable income, is not included. In cases where the tax valuation can be made on basis of alternative tax rules, the deferred tax is measured based on the planned use of assets or the winding up of the liability.

Deferred tax assets including the tax value of carry-over taxes, are taken into account at the value at which they are expected to be used or set off in future income tax.

Adjustment of deferred tax is made regarding elimination of unrealized intercompany profits or losses.

Deferred tax is measured on the basis of the tax rules and tax cases of the respective countries, which will be in force on the day of the balance sheet, when the deferred tax is expected to become an actual tax. The change in deferred tax as a result of changes in tax rates is made in the statement of income.

TREASURY SHARES

The holding of treasury shares is included in the balance sheet without value. Write-off is booked directly to shareholders' equity.

PROVISION FOR RESERVES

Provision for reserves includes restructuring charges, etc. Provision for reserves is accounted when the Company as a consequence of a previous event has a judicial or actual liability, and it seems probable that the liability will involve use of the Company's financial resources.


CASH FLOW STATEMENT

The cash flow statement shows the Group's cash flow for the year distributed on operating activities, investing activities and financing activities for the year, net increase/decrease in cash and the Group's cash at the beginning and at the end of the year.

Cash flow from investments in companies or sale of companies is shown separately in the cash flow statement from investing activities. Cash flow regarding investments in companies is measured at the time of investment and cash flow regarding sale of companies from the time of sale.

CASH FLOW FROM OPERATIONS

Cash flow from operations is calculated as the Group's share of the net income adjusted for non-cash operating entries, change in working capital and paid income taxes.

CASH FLOW FROM INVESTMENT ACTIVITIES

Cash flow from investments includes payment in connection with the acquisition and sale of companies and activities and acquisition and sale of intangible, tangible and financial fixed assets.

CASH FLOW FROM FINANCING ACTIVITIES

Cash flow from financing activities includes changes in the amount or the structure of the Group's share capital or cost in this connection and the raising of loan and repayment on interest-bearing loans.

CASH

Cash includes amounts in cash and cash in banks with a period of notice of 3 months or less.


SEGMENT INFORMATION

The Company solely operates on one segment, for which reason breakdown will not be relevant.


INCENTIVE PROGRAMS

The Board of Directors, the Executive Management, top employees and other employees are included in a stock option program. The material conditions of the program are described under Shareholder Information and do not affect the statement of income.


KEY FIGURES

Key figures have been prepared in accordance with the Association of Danish Financial Analysts' "Recommendations and key figures 1997".

The key figures in the selected financial data are calculated as follows:

Result for analysis purposes                Income after tax


Book value at year-end              Shareholders' equity at year-end
                                    --------------------------------
                                     Shares outstanding at year-end

Return on equity                    Result for analysis purposes x 100
                                    ----------------------------------
                                       Average shareholders' equity

Earnings Per Share (EPS)               Result for analysis purposes
                                       ----------------------------
                                    Weighted average shares outstanding

THE GROUP
STATEMENT OF INCOME   JANUARY 1 - DECEMBER 31 2002


                                                                                     2001              2002
                                                                   NOTE            DKK 1,000         DKK 1,000

Revaluation of portfolio companies .........................                           (27,739)          (22,790)
Administrative expenses ....................................          1                 17,249            16,733
                                                                                  ------------      ------------

INCOME FROM PRIMARY OPERATIONS .............................                           (44,988)          (39,523)

Other operating income .....................................                               810               593
Other operating expenses ...................................                               796               598
                                                                                  ------------      ------------


INCOME BEFORE TAX ..........................................                           (44,974)          (39,528)

Financial income ...........................................                             8,365             7,464
Financial expenses .........................................                             1,545             1,084
Foreign currency gains (losses), net .......................                               101              (113)
                                                                                  ------------      ------------

INCOME BEFORE TAX ..........................................                           (38,053)          (33,261)


Income tax .................................................          2                      0                 0
                                                                                  ------------      ------------


INCOME FROM CONTINUING
  BUSINESS OPERATIONS ......................................                           (38,053)          (33,261)
                                                                                  ------------      ------------

Income before tax from discontinued business operations ....          3                 41,786            14,074
Income tax of discontinued business operations .............          2                 (1,186)             (951)
                                                                                  ------------      ------------


INCOME FROM DISCONTINUED
  BUSINESS OPERATIONS ......................................                            42,972            15,025
                                                                                  ------------      ------------


NET INCOME (LOSS) ..........................................                             4,919           (18,236)
                                                                                  ============      ============

THE GROUP
BALANCE SHEET AT DECEMBER 31, 2002

                                                                                  2001             2002
                                                               NOTE             DKK 1,000       DKK 1,000

ASSETS

Leasehold improvements .................................                                 0                0
Equipment ..............................................                               969              167
                                                                              ------------     ------------

TANGIBLE FIXED ASSETS ..................................          4                    969              167
                                                                              ------------     ------------

Outstanding amounts, portfolio companies ...............                                 0           10,000
Investments in portfolio companies .....................          5                 58,291           97,663
                                                                              ------------     ------------

FINANCIAL FIXED ASSETS .................................                            58,291          107,663
                                                                              ------------     ------------


TOTAL FIXED ASSETS .....................................                            59,260          107,830
                                                                              ------------     ------------


Long-term receivables ..................................          6                  3,677            2,302
                                                                              ------------     ------------

LONG-TERM RECEIVABLES ..................................                             3,677            2,302
                                                                              ------------     ------------

Outstanding amounts, portfolio companies ...............                            24,589           37,835
Accounts receivable ....................................                               638              996
Other outstanding amounts ..............................                             2,082            1,856
Outstanding amounts, tax ...............................          2                  2,231               26
Deposits and prepaid expenses ..........................                             3,254            2,712
Outstanding amounts relating to Olicom's demand for
  refund of customs duty ...............................                            21,200                0
                                                                              ------------     ------------

RECEIVABLES ............................................                            53,994           43,425
                                                                              ------------     ------------


CASH AND CASH EQUIVALENTS ..............................          7                169,967           95,161
                                                                              ------------     ------------


TOTAL CURRENT ASSETS ...................................                           227,638          140,888
                                                                              ------------     ------------

TOTAL ASSETS ...........................................                           286,898          248,718
                                                                              ============     ============

THE GROUP
BALANCE SHEET AT DECEMBER 31, 2002

                                                                      2001             2002
                                                     NOTE           DKK 1,000        DKK 1,000

LIABILITIES

Share capital ..............................                             4,339             4,339
Treasury shares ............................                            (7,937)           (9,534)
Retained earnings ..........................                           247,945           232,229
                                                                  ------------      ------------

TOTAL SHAREHOLDERS' EQUITY .................                           244,347           227,034
                                                                  ------------      ------------

Restructuring charges ......................            8               30,118            13,686
                                                                  ------------      ------------

PROVISIONS .................................                            30,118            13,686
                                                                  ------------      ------------


Accounts payable ...........................                             7,088             3,175
Income taxes payable .......................            2                  194               157
Other accrued expenses .....................                             5,151             4,666
                                                                  ------------      ------------

CURRENT LIABILITIES ........................                            12,433             7,998
                                                                  ------------      ------------

TOTAL CURRENT LIABILITIES ..................                            12,433             7,998
                                                                  ------------      ------------


TOTAL LIABILITIES
  AND SHAREHOLDERS' EQUITY .................                           286,898           248,718
                                                                  ============      ============

CONTINGENT LIABILITIES .....................            9

AUDITORS' FEE ..............................           11

THE GROUP
STATEMENT OF EQUITY

                                                           ADDITIONAL
                                              COMMONS       PAID-IN        TREASURY        RETAINED
                                              SHARES        CAPITAL         SHARES         EARNINGS          TOTAL

Balance at Jan. 1, 2001 ................          4,641        620,828       (124,986)       (258,410)        242,073
Adjustment beg. of year ................                       (58,156)                        58,156               0
Change of accounting policy ............                                                        1,027           1,027
                                           ------------   ------------   ------------    ------------    ------------

Adjusted balance at Jan. 1, 2001 .......          4,641        562,672       (124,986)       (199,227)        243,100
Acquisition of 287,300
  treasury shares ......................                                       (2,719)                         (2,719)
Decrease of share capital ..............           (302)      (119,466)       119,768                               0
Currency losses/gains ..................                                                         (953)           (953)
Income brought forward .................                      (443,206)                       443,206               0
Net income (loss) ......................                                                        4,919           4,919
                                           ------------   ------------   ------------    ------------    ------------

Balance at Jan. 1, 2002 ................          4,339              0         (7,937)        247,945         244,347

Acquisition of 218,958
  treasury shares ......................                                       (1,597)                         (1,597)
Currency losses/gains ..................                                                        2,520           2,520
Net income (loss) ......................                                                      (18,236)        (18,236)
                                           ------------   ------------   ------------    ------------    ------------

Balance at Dec. 31, 2002 ...............          4,339              0         (9,534)        232,229         227,034
                                           ============   ============   ============    ============    ============


The share capital consists of 17,357,295 shares at DKK 0.25 each, DKK 4,339,324 in total. During the year the Group has acquired 218,958 treasury shares (1.3%) after which the Group holds 418,969 treasury shares in total (2.4%), nominal value DKK 104,742.25, purchase price tDKK 9,534.

Treasury shares are acquired with a view to including them in the established incentive program for the Company's Board of Directors, Executive Management and employees.

THE GROUP
STATEMENT OF CASH FLOW

                                                                                2001             2002
                                                               NOTE          DKK 1,000        DKK 1,000

Net income before minority interest ......................                         4,919         (18,236)
Adjustments ..............................................       10               14,466           2,571
Changes in working capital:
     Changes in accounts receivable, etc .................                       (18,575)         21,610
     Changes in accounts payable and other payables ......                       (17,001)         (4,398)
     Changes in long-term receivables ....................                        (3,677)          1,375
                                                                            ------------    ------------

Cash flow from operations before financial items .........                       (19,868)          2,922

Interest, etc., net ......................................                         6,006           8,226
                                                                            ------------    ------------

Cash flow from ordinary operating activities .............                       (13,862)         11,148

Income taxes paid during the year ........................                        (1,901)          3,018
                                                                            ------------    ------------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES ......                       (15,763)         14,166
                                                                            ------------    ------------


Investments, net .........................................                       (64,194)        (52,954)
Loans to portfolio companies .............................                       (24,577)        (32,455)
Purchase of property and equipment .......................                        (1,361)            (22)
Sale of property and equipment ...........................                            33              15
                                                                            ------------    ------------

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES ......                       (90,099)        (85,416)
                                                                            ------------    ------------

Purchase of treasury shares ..............................                        (2,719)         (1,597)
                                                                            ------------    ------------

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ......                        (2,719)         (1,597)
                                                                            ------------    ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS .....                      (108,581)        (72,847)
Cash and cash equivalents at beginning of year ...........                       277,635         169,967
Effects of exchange rates on cash ........................                           913          (1,959)
                                                                            ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR .................                       169,967          95,161
                                                                            ------------    ------------

CASH AND CASH EQUIVALENTS AT DECEMBER 31
  ACCORDING TO BALANCE SHEET .............................                       169,967          95,161
                                                                            ------------    ------------

THE GROUP
NOTES

NOTE 1. ADMINISTRATIVE EXPENSES

Administrative expenses include "employee expenses" and "depreciations" as specified below:

EMPLOYEE EXPENSES:

The Group has had an average personnel headcount of 10 employees (2001: 11). At the end of 2002, the personnel headcount was 10 employees (2001: 10).

                                                                                  2001           2002
                                                                                DKK 1,000      DKK 1,000

Payroll costs .............................................................          5,513          5,615
Pensions and social security costs ........................................            226            301
                                                                              ------------   ------------

                                                                                     5,739          5,916
                                                                              ------------   ------------

Salaries and remuneration to the Management and the Board of Directors represent:


Management ................................................................          1,668          1,636
Board of Directors ........................................................            900            780
                                                                              ------------   ------------

                                                                                     2,568          2,416
                                                                              ------------   ------------

Total .....................................................................          8,307          8,332
                                                                              ============   ============

Staff costs are distributed as follows:

                                                                                  2001             2002
                                                                                DKK 1,000       DKK 1,000

Administrative costs ......................................................          8,307           8,332
                                                                              ------------    ------------

                                                                                     8,307           8,332
                                                                              ============    ============

DEPRECIATION:

Operating equipment .......................................................            580             728
Loss/gain on sale of fixed assets .........................................            (33)             66
                                                                              ------------    ------------

Total .....................................................................            547             794
                                                                              ============    ============

THE GROUP
NOTES


NOTE 2. INCOME TAX


                                                           INCOME TAX       DEFERRED
                                                            PAYABLE        INCOME TAX      EXPENSED

Balance at January 1 ..................................         (2,037)              0              0
Adjustment of income tax from prior years .............           (850)              0           (951)
Paid income tax .......................................          3,018               0              0
Tax on net income .....................................              0               0              0
                                                          ------------    ------------   ------------

Balance at December 31 ................................            131               0           (951)
                                                          ============    ============   ============

The Group has deferred tax assets of approximately DKK 306 million (2001:
Approximately DKK 345 million), which does not correspond to the Group's criteria for capitalization.

The estimated tax assets are distributed as follows:

                                                 DENMARK          USA
                                                 DKK MILL.      DKK MILL.

Temporary differences ......................           21.8            3.2
Loss carryover .............................           92.0          169.8
United States taxes net of credits .........              0            7.4
Tax credit carryforwards ...................              0           12.1
                                               ------------   ------------

Total ......................................          113.8          192.5
                                               ============   ============

A total of DKK 63.1 million of the American tax assets is subject to limitation under the US Internal Revenue Code, causing a realization hereof having to be effected over a pre-defined time frame.


NOTE 3. INCOME FROM DISCONTINUED BUSINESS OPERATIONS

                                                                         2001           2002
                                                                      DKK 1,000      DKK 1,000

DISCONTINUED BUSINESS OPERATIONS
Sale of activities ...............................................          2,919            250
Refund of customs duty ...........................................         29,014          5,908
Refund of VAT, canteen ...........................................          3,055              0
Provisions, accounts receivable ..................................          1,130          1,112
Adjustment of restructuring provisions, previous years ...........          5,668          6,804
                                                                     ------------   ------------
                                                                           41,786         14,074
                                                                     ============   ============

THE GROUP
NOTES


NOTE 4. TANGIBLE FIXED ASSETS

                                                LEASEHOLD
                                               IMPROVEMENTS     EQUIPMENT

Cost at January 1 ..........................            874          5,364
Additions ..................................              0             22
Disposals ..................................              0           (710)
                                               ------------   ------------

Cost at December 31 ........................            874          4,676
                                               ------------   ------------


Depreciation at January 1 ..................            874          4,395
Depreciation ...............................              0            728
Depreciation on disposals ..................              0           (614)
                                               ------------   ------------

Depreciation at December 31 ................            874          4,509
                                               ------------   ------------

Balance at December 31, 2002 ...............              0            167
                                               ============   ============

Depreciation period ........................                  2 to 4 years
                                                              ------------


NOTE 5. INVESTMENTS IN PORTFOLIO COMPANIES

                                                                                 DKK 1,000

Acquisition price at January 1 ..............................................         70,452
Acquisitions ................................................................         52,954
Disposals ...................................................................        (21,994)
                                                                                ------------

Acquisition price at December 31 ............................................        101,412
                                                                                ------------

Revaluation at January 1 ....................................................        (28,460)
Adjustment, change of accounting policy .....................................         16,299
                                                                                ------------
Corrected revaluation at beginning of year ..................................        (12,161)
Revaluation/write-down ......................................................        (13,582)
Reversed prior year revaluation/write-down ..................................         21,994
                                                                                ------------

Revaluation at December 31 ..................................................         (3,749)
                                                                                ------------

BOOK VALUE AT DECEMBER 31 ...................................................         97,663
                                                                                ============

THE GROUP
NOTES


NOTE 5. INVESTMENTS IN PORTFOLIO COMPANIES (CONTINUED)

Investments in portfolio companies are as follows:

57.2% of the share capital of Sifira ApS (CVR No. 25 37 92 25) with registered office in the Copenhagen municipality. The share capital is DKK 695,694.

100% of the share capital of ITE ApS (CVR No. 14 72 47 88) with registered office in the Copenhagen municipality. The share capital is DKK 1,500,000.

22.5% of the share capital of Comlog A/S (CVR No. 20 17 32 89) with registered office in Aabybro municipality. The share capital is DKK 2,000.000.

37.3% of the share capital of Scalado AB with registered office in Lund, Sweden. The share capital is SEK 211,900.

19.3% of the share capital of Hymite A/S (CVR No. 21 82 58 40) with registered office in Lyngby-Taarbaek municipality. The share capital is DKK 924,984.

14.1% of the share capital of Decuma AB with registered office in Lund, Sweden. The share capital is SEK 954,494,31.

16.7% of the share capital of Danacell A/S (CVR No. 17 28 69 43) with registered office in Soelleroed municipality. The share capital is DKK 500,000.

21.3% of the share capital of Tpack A/S (CVR No. 26 20 67 23) with registered office in Ballerup municipality. The share capital is DKK 1,757,961.


NOTE 6. LONG-TERM RECEIVABLES

Leasing contracts for various IT equipment with a 2-year term.


NOTE 7. LIQUIDITY AND CAPITAL RESOURCES

Of the total cash position amounting to DKK 95,161,000, the Company has at its disposal DKK 91,970,000, which are callable within three months.

The remaining amount of DKK 3,191,000 represents restricted cash, which the Company does not have at its disposal within three months.

THE GROUP
NOTES


NOTE 8. RESTRUCTURING CHARGES

                                       BALANCE                                                     BALANCE
                                       JAN. 1        REVERSAL       ADDITIONS        PAID          DEC. 31

Staff termination cost ..........          2,789             64              0              0          2,725
Legal and other assistance ......          1,522                           791          1,238          1,075
Lease cancellation cost .........         10,475          6,601              0          2,097          1,777
Other ...........................         15,332            418              0          6,805          8,109
                                    ------------   ------------   ------------   ------------   ------------

                                          30,118          7,083            791         10,140         13,686
                                    ============   ============   ============   ============   ============



NOTE 9. CONTINGENT LIABILITIES

The Company has entered into non-cancellable operating leases with the possibility to sublease, which expire during 2006, with a net lease commitment as at December 31, 2002 of minimum DKK 1,628,000 (2001: DKK 56,615,000), distributed as follows:

                                       HEAD OFFICE       OTHER          TOTAL

2003 ..............................            437             34            471
2004 ..............................            397              0            397
2005 ..............................            409              0            409
2006 ..............................            351              0            351
Remaining .........................              0              0              0
                                      ------------   ------------   ------------

Net minimum lease commitments .....          1,594             34          1,628
                                      ============   ============   ============

The Company is involved in litigation relating to claims regarding the Company's former activities, but it is the management's opinion, that in case of judgment against the Company, these claims would not have material adverse effect on the Company's result of operations or its financial position.

The Company has provided Nordea Bank Denmark with a guarantee of DKK 2,000,000 for a credit facility against invoices granted to a portfolio company.

THE GROUP
NOTES

NOTE 10. ADJUSTMENTS TO CASH FLOW

                                                                        2001            2002
                                                                      DKK 1,000       DKK 1,000

Depreciation and write-down fixed assets ........................            547             794
Changes in restructuring provisions/provisions for warranty .....         (5,062)        (16,432)
Revaluation of portfolio companies ..............................         27,739          22,790
Interest receivable and similar income, net .....................         (6,919)         (6,267)
Income tax of net income ........................................         (1,186)           (951)
Other adjustments ...............................................           (653)          2,637
                                                                    ------------    ------------

TOTAL ADJUSTMENTS ...............................................         14,466           2,571
                                                                    ============    ============



NOTE 11. FEE TO AUDITORS

                                                              2001           2002
                                                            DKK 1,000     DKK 1,000

Fee for statutory audit, Ernst & Young ................            400            310
Fee for statutory audit, KPMG C. Jespersen ............             97             85
Fee for other services than statutory audit,
  Ernst & Young .......................................          2,184            960
Fee for other services than statutory audit,
  KPMG C. Jespersen ...................................            192            175
                                                          ------------   ------------

                                                                 2,873          1,530
                                                          ============   ============

THE PARENT COMPANY
STATEMENT OF INCOME  JANUARY 1ST - DECEMBER 31, 2002

                                                                                  2001             2002
                                                                 NOTE           DKK 1,000       DKK 1,000

Value adjustment of portfolio companies ....................                       (19,502)        (22,790)
Income (loss) from affiliated companies,
  continuing business operations ...........................                        18,859           3,003
Administrative expenses ....................................        1               14,698          14,698
                                                                              ------------    ------------

INCOME FROM PRIMARY OPERATIONS .............................                       (15,341)        (34,485)

Other operating income .....................................                           810             593
Other operating expenses ...................................                           795             598
                                                                              ------------    ------------


INCOME BEFORE INTEREST .....................................                       (15,326)        (34,490)

Financial income ...........................................                         2,999           7,273
Financial expenses, affiliated companies ...................                        19,536           4,592
Financial expenses .........................................                         1,212           1,063
Foreign currency gains (losses), net .......................                        (4,978)           (389)
                                                                              ------------    ------------

INCOME BEFORE TAX ..........................................                       (38,053)        (33,261)

Income tax .................................................        2                    0              22
                                                                              ------------    ------------


INCOME FROM CONTINUING BUSINESS
  OPERATIONS ...............................................                       (38,053)        (33,283)
                                                                              ------------    ------------

Income before tax from discontinued business operations ....        3               38,995           8,262
Income from affiliated companies,
  discontinued business operations .........................        3                2,791           5,812
Income tax of discontinued business operations .............        2               (1,186)           (973)
                                                                              ------------    ------------


INCOME FROM DISCONTINUED BUSINESS
  OPERATIONS ...............................................                        42,972          15,047
                                                                              ------------    ------------

NET INCOME (LOSS) ..........................................                         4,919         (18,236)
                                                                              ============    ============
PROPOSED DISTRIBUTION OF THE RESULT FOR THE YEAR

Carried forward ............................................                         4,919         (18,236)
                                                                              ------------    ------------

THE PARENT COMPANY
BALANCE SHEET AT DECEMBER 31, 2002

                                                                              2001           2002
                                                             NOTE           DKK 1,000      DKK 1,000

ASSETS

Leasehold improvements .................................                             0              0
Equipment ..............................................                           969            167
                                                                          ------------   ------------

TANGIBLE FIXED ASSETS ..................................        4                  969            167
                                                                          ------------   ------------

Investments in portfolio companies .....................        5               58,291         97,663
Outstanding amounts, portfolio companies ...............                             0         10,000
Investments in affiliated companies ....................        6              671,194        362,700
                                                                          ------------   ------------

FINANCIAL FIXED ASSETS .................................                       729,485        470,363
                                                                          ------------   ------------


FIXED ASSETS ...........................................                       730,454        470,530
                                                                          ------------   ------------

Long-term receivables ..................................        7                3,677          2,302
                                                                          ------------   ------------

LONG-TERM RECEIVABLES ..................................                         3,677          2,302
                                                                          ------------   ------------

Accounts receivable ....................................                            60            995
Outstanding amounts, affiliated companies ..............                           745              0
Outstanding amounts, portfolio companies ...............                        24,589         37,835
Other outstanding amounts ..............................                         1,584          1,787
Deposits and prepaid expenses ..........................                         3,070          2,708
Outstanding amounts relating to Olicom's demand for
  refund of customs duty ...............................                        21,200              0
                                                                          ------------   ------------

RECEIVABLES ............................................                        51,248         43,325
                                                                          ------------   ------------


CASH AND CASH EQUIVALENTS ..............................        8               58,041         95,059
                                                                          ------------   ------------


CURRENT ASSETS .........................................                       112,966        140,686
                                                                          ------------   ------------

TOTAL ASSETS ...........................................                       843,420        611,216
                                                                          ============   ============

THE PARENT COMPANY
BALANCE SHEET AT DECEMBER 31, 2002

                                                                             2001             2002
                                                            NOTE          DKK 1,000        DKK 1,000

LIABILITIES

Share capital .........................................                         4,339           4,339
Revaluation surplus ...................................                       244,416           3,464
Treasury shares .......................................                        (1,736)         (1,736)
Retained earnings .....................................                        (2,672)        220,967
                                                                         ------------    ------------

TOTAL SHAREHOLDERS' EQUITY ............................                       244,347         227,034
                                                                         ------------    ------------

Restructuring charges .................................        9                3,811           1,232
Negative investments, affiliated companies ............        6                    0             322
                                                                         ------------    ------------

PROVISIONS FOR RESERVES ...............................                         3,811           1,554
                                                                         ------------    ------------


Liabilities to affiliated companies ...................                       586,735         377,249
Accounts payable ......................................                         5,293           1,673
Income tax ............................................        2                    0               0
Other accrued expenses ................................                         3,234           3,706
                                                                         ------------    ------------

CURRENT LIABILITIES ...................................                       595,262         382,628
                                                                         ------------    ------------

TOTAL CURRENT LIABILITIES .............................                       595,262         382,628
                                                                         ------------    ------------


TOTAL LIABILITIES .....................................                       843,420         611,216
                                                                         ============    ============

AUDITORS' FEE .........................................       10

CONTINGENT LIABILITIES ................................       11


THE PARENT COMPANY
STATEMENT OF EQUITY

                                                        ADDITIONAL
                                             COMMON       PAID-IN    REVALUATION    TREASURY      RETAINED
                                             SHARES       CAPITAL     SURPLUS        SHARES       EARNINGS        TOTAL

Balance Jan. 1, 2001 ....................       4,641      562,672      214,268      (118,785)     (420,723)      242,073
Adjustment beg. 2001 ....................                                (6,421)                      6,421             0
Change of accounting policy .............                                                             1,027         1,027
                                           ----------   ----------   ----------    ----------    ----------    ----------
Adj. balance at Jan. 1, 2001 ............       4,641      562,672      207,847      (118,785)     (413,275)      243,100
Decrease of share capital ...............        (302)    (119,466)                   119,768                           0
Acquisition of 287,300 treasury shares ..                                              (2,719)                     (2,719)
Revaluation/write-down of affiliated
     companies ..........................                                  (953)                                     (953)
Unrealized currency losses/gains ........                                20,318                     (20,318)            0
Income brought forward ..................                 (443,206)                                 443,206             0
Net income (loss) .......................                                17,204                     (12,285)        4,919
                                           ----------   ----------   ----------    ----------    ----------    ----------

Balance at January 1, 2002 ..............       4,339            0      244,416        (1,736)       (2,672)      244,347
Adjustment beg. 2002 ....................                              (181,593)                    181,593             0
Revaluation/write-down of affiliated
     companies ..........................                                   923                                       923
Unrealized currency losses/gains ........                               (70,048)                     70,048             0
Net income (loss) .......................                                 9,766                     (28,002)      (18,236)
                                           ----------   ----------   ----------    ----------    ----------    ----------

Balance at Dec. 31, 2002 ................       4,339            0        3,464        (1,736)      220,967       227,034
                                           ==========   ==========   ==========    ==========    ==========    ==========

THE PARENT COMPANY
STATEMENT OF EQUITY (CONTINUED)

DEVELOPMENT IN THE COMPANY'S SHARE CAPITAL

                                                                      DKK 1,000

Balance at January 1, 1998 ......................................          4,624
Capital increase, exploit of warrants ...........................             25
                                                                    ------------

Balance at January 1, 1999 ......................................          4,649
Adjustment beg. of year .........................................             (8)
                                                                    ------------

Balance at January 1, 2000 ......................................          4,641
Capital increase ................................................              0
                                                                    ------------

Balance at January 1, 2001 ......................................          4,641
Capital decrease, cancellation of treasury shares ...............           (302)
                                                                    ------------

Balance at January 1, 2002 ......................................          4,339
Capital increase ................................................              0
                                                                    ------------

Balance at December 31, 2002 ....................................          4,339
                                                                    ============


The share capital of the Company is DKK 4,339,324 divided into 17,357,295 shares of DKK 0.25 each.

The Company holds a total of 200,011 treasury shares, nominally DKK 50,002.75, cost DKK 1,736,000.

Granted options entitle the owner to acquire or subscribe for 2,184,400 shares of DKK 0.25. Of this number, 915,500 options are granted at a subscription price of USD 10.00, 350,000 options are granted at a subscription price of USD 5.00, the remaining number is granted at a subscription price of the market/intrinsic value at the time the options were granted.

THE PARENT COMPANY
NOTES

NOTE 1. ADMINISTRATIVE EXPENSES

Administrative expenses include "employee expenses" and "depreciations" as specified below:

EMPLOYEE EXPENSES:

The Company has had an average personnel headcount of 9 employees in financial year 2002 (2001: 10).

                                                                                    2001             2002
                                                                                  DKK 1,000       DKK 1,000

Payroll costs ................................................................          3,823          4,037
Pensions and social security costs ...........................................            226            301
                                                                                 ------------   ------------

                                                                                        4,049          4,338
                                                                                 ------------   ------------

Salaries and fees to the Management and the Board of Directors represent:


Management ...................................................................          1,668          1,636
Bord of Directors ............................................................            900            780
                                                                                 ------------   ------------

                                                                                        2,568          2,416
                                                                                 ------------   ------------

Total ........................................................................          6,617          6,754
                                                                                 ============   ============

Employee expenses are included as follows:

                                                                   2001             2002
                                                                 DKK 1,000       DKK 1,000

Administrative expenses ....................................          6,617           6,754
Income before tax of discontinued business operations ......              0               0
                                                               ------------    ------------

                                                                      6,617           6,754
                                                               ============    ============
DEPRECIATION:

Equipment ..................................................            580             728
Loss (gain) on sale of fixed assets ........................            (33)             66
                                                               ------------    ------------

Total ......................................................            547             794
                                                               ============    ============

THE PARENT COMPANY
NOTES

NOTE 2. INCOME TAX

                                                                INCOME TAX
                                                                 PAYABLE        EXPENSED

Balance at January 1 .......................................              0              0
Paid income tax ............................................              0              0
Income tax of net income ...................................              0             22
                                                               ------------   ------------

Balance before affiliated companies at December 31 .........              0             22
Income tax, affiliated companies discontinued business .....              0           (973)
                                                               ------------   ------------

Balance at December 31 .....................................              0           (951)
                                                               ============   ============


NOTE 3. INCOME FROM DISCONTINUED BUSINESS OPERATIONS

                                                              2001            2002
                                                            DKK 1,000      DKK 1,000

DISCONTINUED BUSINESS OPERATIONS
Sale of activities ....................................          2,920            250
Refund of customs duty ................................         29,014          5,908
Refund of VAT, canteen ................................          3,055              0
Provisions, accounts receivable .......................          1,130          1,112
Provisions, other restructuring charges prior years ...          5,667          6,804
                                                          ------------   ------------

Total .................................................         41,786         14,074
                                                          ============   ============

THE PARENT COMPANY
NOTES


NOTE 4. TANGIBLE FIXED ASSETS

                                                 LEASEHOLD    PROPERTY AND
                                               IMPROVEMENTS     EQUIMENT

Cost price at January 1 ....................            874          5,364
Additions ..................................              0             22
Disposals ..................................              0           (710)
                                               ------------   ------------

Cost price at December 31  .................            874          4,676
                                               ------------   ------------


Depreciation at January 1 ..................            874          4,395
Depreciation ...............................              0            728
Depreciation/write-down of disposals .......              0           (614)
                                               ------------   ------------

Depreciation at December 31  ...............            874          4,509
                                               ------------   ------------

BALANCE AT DECEMBER 31 .....................              0            167
                                               ============   ============

Useful life ................................                  2 to 4 years
                                                              ------------

THE PARENT COMPANY
NOTES


NOTE 5. INVESTMENTS IN PORTFOLIO COMPANIES

                                                           DKK 1,000

Cost price at January 1 ..............................         70,452
Acquisitions .........................................         52,954
Disposals ............................................        (21,994)
                                                         ------------

Cost price at December 31 ............................        101,412
                                                         ------------


Revaluation at January 1 .............................        (28,460)
Regulation, change of accounting policy ..............         16,299
                                                         ------------
Corrected revaluation at January 1 ...................        (12,161)
Revalutation/write-down ..............................        (13,582)
Reversed prior year revalutation/write-down ..........         21,994
                                                         ------------

Revaluation at December 31 ...........................         (3,749)
                                                         ------------

BOOK VALUE AT DECEMBER 31 ............................         97,663
                                                         ============


Investments in portfolio companies are as follows:

57.2% of the share capital of Sifira ApS (CVR No. 25 37 92 25) with registered office in the Copenhagen municipality. The share capital is DKK 695,694.

100% of the share capital of ITE ApS (CVR No. 14 72 47 88) with registered office in the Copenhagen municipality. The share capital is DKK 1,500,000.

22.5% of the share capital of Comlog A/S (CVR No. 20 17 32 89) with registered office in the Aabybro municipality. The share capital is DKK 2,000,000.

37.3% of the share capital of Scalado AB with registered office in Lund, Sweden. The share capital is SEK 211,900.

19.3% of the share capital of Hymite A/S (CVR No. 21 82 58 40) with registered office in Lyngby-Taarbaek municipality. The share capital is DKK 924,984.

14.1% of the share capital of Decuma AB with registered office in Lund, Sweden. The share capital is SEK 954,494.31.

THE PARENT COMPANY
NOTES


NOTE 5. INVESTMENTS IN PORTFOLIO COMPANIES (CONTINUED)

16.7% of the share capital of Danacell A/S (CVR No. 17 28 69 43) with registered office in the Soelleroed municipality. The share capital is DKK 500,000.

21.3% of the share capital of Tpack A/S (CVR No. 26 20 67 23) with registered office in the Ballerup municipality. The share capital is DKK 1,757,961.


NOTE 6. INVESTMENTS IN AFFILIATED COMPANIES

                                              OLICOM          OLICOM         OLICOM       TRANSFERRED
                                               INC.           UK LTD.         GMBH         NEXT PAGE

Cost price at January 1 ................        362,041               2             191        362,234
Additions and disposals ................              0               0               0              0
                                           ------------    ------------    ------------   ------------

Cost price at December 31 ..............        362,041               2             191        362,234
                                           ------------    ------------    ------------   ------------

Revaluation at January 1 ...............        126,400          (6,764)            297        119,933
Net income before tax ..................          5,197           3,493             175          8,865
Net income tax .........................            465               0             526            991
Net revaluation/write-down .............        (69,125)              0               0        (69,125)
Reversed prior years revaluations/
  write-down ...........................              0               0               0              0

Revalutation at December 31 ............         62,937          (3,271)            998         60,664
                                           ------------    ------------    ------------   ------------

Depreciation at January 1 ..............         63,769               0               0         63,769
Depreciation ...........................              0               0               0              0
                                           ------------    ------------    ------------   ------------

Depreciation at December 31 ............         63,769               0               0         63,769
                                           ------------    ------------    ------------   ------------

Offset in other outstanding amounts ....              0           2,947               0          2,947
Transferred to negative investments ....              0             322               0            322
                                           ------------    ------------    ------------   ------------

BOOK VALUE AT DECEMBER 31 ..............        361,209               0           1,189        362,398
                                           ============    ============    ============   ============

THE PARENT COMPANY
NOTES


NOTE 6. INVESTMENTS IN AFFILIATED COMPANIES (CONTINUED)

                                            TRANSFERRED
                                                FROM          OLICOM          OLICOM
                                           PREVIOUS PAGE      AUSTRIA         JAPAN            TOTAL

Cost price at January 1 ................        362,234             271             489         362,994
Additions and disposals ................              0               0            (489)           (489)
                                           ------------    ------------    ------------    ------------

Cost price at December 31 ..............        362,234             271               0         362,505
                                           ------------    ------------    ------------    ------------

Revaluation at January 1 ...............        119,933             115             204         120,252
Net income before tax ..................          8,865             (71)             21           8,815
Net income tax .........................            991             (13)             (5)            973
Net revaluation/write-down .............        (69,125)              0                         (69,125)
Reversed prior years revaluations/
  write-down ...........................              0               0            (220)           (220)

Revalutation at December 31 ............         60,664              31               0          60,695
                                           ------------    ------------    ------------    ------------

Depreciation at January 1 ..............         63,769               0               0          63,769
Depreciation ...........................              0               0               0               0
                                           ------------    ------------    ------------    ------------

Depreciation at December 31 ............         63,769               0               0          63,769
                                           ------------    ------------    ------------    ------------

Offset in other outstanding amounts ....          2,947               0               0           2,947
Transferred to negative investments ....            322               0               0             322
                                           ------------    ------------    ------------    ------------

BOOK VALUE AT DECEMBER 31 ..............        362,398             302               0         362,700
                                           ============    ============    ============    ============

Shares in affiliated companies relate to:

100% of the share capital of Olicom Inc. with registered office in Texas, USA.

100% of the share capital of Olicom UK Ltd. with registered office in High Wycombe, England, under liquidation.

100% of share capital of Olicom GmbH with registered office in Frankfurt, Germany, under liquidation.

100% of share capital of Olicom Austria with registered office in Vienna, Austria, under liquidation.

100% of share capital of Olicom Japan, with registered office in Tokyo, Japan. The company has been liquidated during the year.

THE PARENT COMPANY
NOTES


NOTE 7. LONG-TERM RECEIVABLES

Leasing contracts for various IT equipment with a 2-year term.


NOTE 8. LIQUIDITY AND CAPITAL RESOURCES

Of the total cash position amounting to DKK 95,059,000, Olicom has at its disposal DKK 91,869,000, which is callable within three months.

The remaining amount of DKK 3,190,000 represents restricted cash, which Olicom does not have at its disposal within three months.


NOTE 9. RESTRUCTURING CHARGES

                                    BALANCE                                                     BALANCE
                                    JAN. 1        REVERSAL       ADDITIONS        PAID          DEC. 31

Staff termination cost .......             37              0              0              0             37
Legal and other assistance ...            942              0            757            957            742
Lease cancellation cost ......          1,915          1,719              0             35            161
Other ........................            917            149              0            476            292
                                 ------------   ------------   ------------   ------------   ------------

                                        3,811          1,868            757          1,468          1,232
                                 ============   ============   ============   ============   ============


NOTE 10. FEE TO AUDITORS

                                                         2001           2002
                                                      DKK 1,000      DKK 1,000

Fee for statutory audit, Ernst & Young ...........            400            310
Fee for statutory audit, KPMG C. Jespersen .......             97             85
Fee for other services than statutory audit,
  Ernst & Young ..................................            737            225
Fee for other services than statutory audit,
  KPMG C. Jespersen ..............................            192            175
                                                     ------------   ------------

                                                            1,426            795
                                                     ============   ============

THE PARENT COMPANY
NOTES

NOTE 11. CONTINGENT LIABILITIES

The Company has entered into non-cancellable operating leases with the possibility to sublease, which expire during 2006, with a net lease commitment as at December 31, 2002 of minimum DKK 1,594,000.

The Company is involved in litigation relating to claims regarding the Company's former activities, but it is the management's opinion, that in case of judgement against the Company, these claims would not have material adverse effect on the Company's result of operations or financial position.

The Company has provided Nordea Bank Denmark with a guarantee of DKK 2,000,000 for a credit facility against invoices granted to a portfolio company.